Denison Mines Corp.
1100 – 40 University Ave
Toronto, ON M5J 1T1
www.denisonmines.com
@DenisonMinesCo

PRESS RELEASE

DENISON ANNOUNCES TRANSACTION TO ACQUIRE THE
HOOK-CARTER PROPERTY FROM ALX URANIUM CORP.

Toronto, ON – October 13, 2016 Denison Mines Corp. (“Denison” or the “Company”) (DML:TSX, DNN: NYSE MKT) is pleased to announce that it has executed a definitive agreement with ALX Uranium Corp. (“ALX”) (AL:TSX-V) to acquire an immediate 80% ownership of the entire Hook-Carter property (the “Property”) in exchange for the issuance of 7.5 million common shares of Denison (the “Agreement”). Under the terms of the Agreement, ALX will retain a 20% interest in the Property and Denison agrees to fund ALX’s share of the first CAD$12M in expenditures.

The Property consists of 28 claims, totaling 16,805 hectares, and is located near the southwestern margin of the Athabasca Basin, in northern Saskatchewan. The Property is highlighted by 15 kilometres of strike potential along the prolific Patterson Lake Corridor – host to the recently discovered Triple R deposit (Fission Uranium Corp.), Arrow deposit (NexGen Energy Ltd.), and Spitfire discovery (Purepoint Uranium Group Inc., Cameco Corp., and AREVA Resources Canada Inc.) which occur within 8 to 20 kilometres of the Property. The Property is located within the Athabasca Basin and features between 250 and 700 metres of Athabasca Group sandstone cover overlying the basement rocks that define the prospective geological trends or corridors. As a result, the Property offers both basement- and unconformity-hosted uranium deposit potential. The sandstone thicknesses are similar to those at Denison’s 60% owned Wheeler River property in the eastern Athabasca Basin where Denison has developed proven exploration methodologies which have resulted in the discovery of the high-grade unconformity-hosted Phoenix deposit in 2008 and the high-grade basement-hosted Gryphon deposit in 2014. The Property is significantly underexplored compared with other properties along this trend with only eight historic drill holes, including only five holes over the 15 kilometres of Patterson Lake Corridor strike length. Results from historic holes (including sandstone alteration, geochemistry and basement geology and structure) suggest favorable environments for the presence of unconformity-related uranium deposits. The Property also covers significant portions of the Derkson and Carter Corridors which provide additional priority target areas.

Dale Verran, VP Exploration of Denison commented, “This is Elephant country – a large property that has seen very little drilling on a geological trend with a precedent for large and high-grade uranium deposits. The Hook-Carter property is uniquely situated on the Patterson Lake Corridor, offering potential for both basement-hosted deposits, similar to Triple R and Arrow, and unconformity-hosted deposits which remain the largest and highest grade in Athabasca Basin, namely McArthur River and Cigar Lake which are both operating mines. With Athabasca sandstone thicknesses similar to the Wheeler River project, the Property plays to our team’s strengths and we are very excited to get started with exploration in 2017.”

Denison's President and CEO, David Cates commented, “While this transaction expands Denison’s project portfolio into the western side of the Athabasca Basin, Denison remains focused on advancing our flagship Wheeler River property in the infrastructure rich eastern portion of the Athabasca Basin. Wheeler River continues to deliver significant exploration results, as we continue towards the completion of a pre-feasibility study and positioning the project to become one of the next new uranium mines to be developed in Canada. The acquisition of the Hook-Carter property is about building our project pipeline and generating our own success in the very exciting western portion of the Athabasca Basin. We believe the western Basin has the potential to emerge as a mining camp in the long-term, and could eventually represent an important part of the uranium mining industry in Canada. This property is a unique grassroots exploration opportunity, situated on a prolific trend, with the potential to deliver meaningful exploration results and enhance our portfolio of uranium assets.”

Transaction Highlights:

●
Denison acquires an immediate 80% ownership in the entire Property in exchange for the issuance of 7.5M Denison common shares to ALX;

●
ALX retains a 20% interest in the Property, and Denison agrees to fund ALX’s share of the first CAD$12M in expenditures on the Property;

●
Denison will be the operator of the project and will retain full discretion as to the nature, extent, timing and scope of all work projects on the Property;

●
Denison agrees to a modest work commitment, whereby Denison is required to spend CAD$3.0M on the Property over the first 3 years. If Denison does not meet the $3.0M work commitment, ALX’s interest will increase from 20% to 25% and Denison’s interest in the project will decrease from 80% to 75%.

●
Thirty-six months after the effective date of the Agreement, the parties agree to form a joint venture, in which all material decisions shall be carried by a vote representing a 51% ownership interest;

●
The Denison common shares issued to ALX will be subject to an escrow arrangement, whereby 1/6th of the shares will be available to ALX on closing, and a further 1/6th of the shares will be released from escrow in 6 month increments following the closing;

●
The transaction remains subject to and conditional on certain approvals from the Toronto Stock Exchange, NYSE MKT, and TSX Venture Exchange, as applicable.

Hook-Carter Property

The Property is located approximately 25 kilometres east of Highway 955 in the southwestern portion of the Athabasca Basin region in northern Saskatchewan. The Property is accessible year round by utilizing a combination of vehicular and helicopter and/or fixed wing aircraft. The Property comprises a total of 28 mineral dispositions covering approximately 16,805 hectares, including three blocks of contiguous claims, namely the Carter West Claims, Carter East Claims and Orphan East Claim. Previous exploration work has been dominated by geophysical surveys dating back to 1997. Airborne surveying has included property-wide electromagnetics (including a VTEMTM survey on the Patterson Lake Corridor), a property-wide medium-resolution magnetic survey and limited Falcon® Airborne Gravity Gradiometry and HeliSAM TEM surveying. These data sets provide an excellent repository for the interpretation of basement geology and area selection for further targeting. Ground geophysical surveying has included property-wide electromagnetic surveys on a reconnaissance spacing. The airborne and ground electromagnetic survey results indicate the prospective corridors on the Property are comprised of multiple conductors suggesting numerous graphitic target horizons are present. Surficial surveys completed include lake sediment sampling, radiometric sampling, and boulder sampling. Anomalies produced by boulder and lake geochemistry along the Patterson Lake corridor provide further encouragement for mineralization.

Very limited drilling has been carried out on the Property, with only eight holes drilled on the Property to date, including only five holes on the Patterson Lake Corridor and three holes on the Derkson Corridor. No drilling has been carried out on the Carter Corridor. The majority of historic drill holes show significant sandstone alteration, encouraging sandstone geochemistry and favorable basement geology in terms of lithology and structure. All the holes drilled to date were designed to test the unconformity (seldom penetrating more than 100 metres into the basement) and therefore the basement is considered unexplored. The five holes on the Patterson Lake Corridor are between 1.5 and 4.3 kilometres apart and considering the corridor is comprised of multiple conductors, significant space and potential exists for sizeable deposits. The Derkson Corridor, followed by the Carter Corridor, offer additional priority target areas based on geophysical and drilling results to date. Approximately 3 kilometres southwest along trend of the Property boundary, drilling on the Derkson Corridor has previously returned mineralized results approximately 5 metres below the unconformity (0.24% U3O8 over 2.5 metres reported in drill hole DER-04 by SMDC-Imperial Oil, 1978, Assessment File Number 74F11-0008, Saskatchewan Mineral Assessment Database).

Illustrative Figures

Figure 1 provides a map of Denison’s Athabasca Basin properties including the newly acquired Hook-Carter property. Figure 2 shows the location of the Hook-Carter property in relation to the prospective geological trends and uranium deposits and prospects.

Qualified Persons

The disclosure of a scientific or technical nature contained in this news release was prepared by Dale Verran, MSc, Pr.Sci.Nat., Denison's Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan. Including its 60% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison's exploration portfolio consists of numerous projects covering over 350,000 hectares in the infrastructure rich eastern Athabasca Basin. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 63.01% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “believes”, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”. In particular, this press release contains forward-looking information pertaining to the following: the proposed transaction with ALX and the terms thereof; the parties’ ability to complete the proposed transaction and the anticipated benefits; required regulatory approvals; exploration (including drilling) and evaluation activities, plans and objectives; potential mineralization of drill targets; the completion of a PFS; the exploration and development potential of the western portion of the Athabasca basin and the potential benefits to Denison and its shareholders of the foregoing..

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but there can be no assurance that such statements will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the “Risk Factors” in Denison’s Annual Information Form dated March 24, 2016 available under its profile at www.sedar.com and in its Form 40-F available at www.sec.gov/edgar.shtml. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in its expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Denison Mines
N
Northwest Territories
ATHABASCA BASIN
Alberta
Saskatchewan
Manitoba
Prince Albert
Saskatoon
Regina
100% Denison
Denison operated JV
Areva operated JV
Cameco operated JV
Denison earn-in
SkyHarbour option
Hook-Carter (80% Denison)
Uranium mines and deposits
Uranium mill
Roads
Powerlines
ATHABASCA
BASIN
Hatchet Lake
Bell Lake
Murphy
Turkey Lake
Wolly
Torwalt Lake
Waterfound North
Waterfound
McClean Lake Mill
Eagle Point
Waterbury
Johnston Lake
Midwest
Rabbit Lake Mill
Cigar Lake
Packrat
Candle
Darby
Jasper Lake
Park Creek
Black Bear
West Bear
Epp Lake
Marten
Stevenson River
Hook-Carter
McArthur River
Arrow
Triple R
Mann Lake
Lynx
Wolverine
Moon Lake South
Wheeler River (Phoenix & Gryphon deposits)
Moon Lake
Russell Lake
Millennium
Centennial
Bachman Lake
Perpete Lake
Crawford
Lake
South Dufferin
Ford Lake
Brown Lake
Moore Lake
Key Lake
50 km

Figure 1: Hook-Carter property location.

Denison Mines
N
Provincial Highway
955
APPROXIMATE ATHABASCA BASIN EDGE
CARTER CORRIDOR
Cameco Areva Purepoint
PATTERSON LAKE CORRIDOR
Hook-Carter
80% Denison
DDH DER-04
DERKSON CORRIDOR
Spitfire
Arrow
Triple R
NexGen Energy
Fission Uranium
Uranium deposit
Uranium prospect
Mineralized drill hole
5 km

Figure 2: Hook Carter geological trends.